RELIANCE Communications
Anil Dhirubhai Ambani Group

[redacted]

08004697

RECEIVED

2008 SEP -3 P 12:43

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

30th August, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 30th August, 2008 alongwith Limited Review Report for the quarter ended 30th June, 2008, to the Stock Exchanges in India as per requirements of the Listing Agreement executed with them.

Copies of the same are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
SEP 05 2008
THOMSON REUTERS

9/4

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82-35005

Ref: SE/001/2008-09

August 30, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Limited Review Report for the quarter ended 30th June, 2008.

Further to letter dated 31st July, 2008, we enclose herewith copy of the Limited Review Report for the quarter ended 30th June, 2008, issued by the Auditors of the Company in terms of Clause 41 of the Listing Agreement.

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Review report

To the Board of Directors of Reliance Communications Limited

1. We have reviewed the accompanying statement of un-audited financial results of Reliance Communications Limited ('the Company') for the quarter ended 30 June 2008. This statement is the responsibility of the Company's management and has been approved by the Board of Directors.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. We draw attention to note 2 of the unaudited financial results regarding accounting of the foreign currency exchange differences. Part 1 of Schedule VI to the Companies Act, 1956 requires capitalising of all the exchange differences on amounts of liabilities and borrowings related to acquisition of fixed assets acquired from abroad, whereas, Accounting Standard 11 - "Effects of Changes in Foreign Exchange Rates" prescribed under the Companies (Accounting Standards) Rules, 2006 (AS 11) requires all the exchange differences on amounts of liabilities and borrowings including liabilities and borrowings related to acquisition of fixed assets to be recognised as income or expense in the period in which they arise. The Company has been legally advised that provisions of Part 1 of Schedule VI of the Companies Act, 1956 are more specific in application over AS 11 insofar as the aforesaid accounting is concerned. Accordingly, during the current quarter, foreign currency exchange differences of Rs 1,187 crores on amounts of liabilities and borrowings related to acquisition of relevant fixed assets has been capitalised to the carrying cost of fixed assets, while it has continued to follow AS 11 in respect of all other foreign currency exchange differences. Had the Company accounted for the relevant foreign exchange differences, in accordance with the said standard, the profit for the quarter would be lower by Rs 1,187 crores.

4. Based on our review conducted as above, and subject to the fact that the final legal position regarding the matter in paragraph 3 above is not yet available, nothing has come to our notice that causes us to believe that, the accompanying statement of un-audited financial results, prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the listing agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Mumbai
31 July 2008

B S R & Co. KPMG House, Kamala Mills Compound, 448, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. India Chartered Accountants

For Chaturvedi & Shah
Chartered Accountants

Lalit R Mhalsekar
Partner
Membership No: 103418

Chaturvedi & Shah Mumbai Chartered Accountants

Reliance Communications Limited
Reliance Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter ended 30th June, 2008

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Three months ended		Previous year ended
		30-Jun-08	30-Jun-07	31-Mar-08
		Unaudited	Unaudited	Audited
1	Income from Operations	355,797	322,893	1,341,619
2	Other Income	109	76	1,046
3	**Total Income (1 + 2)**	**355,906**	**322,969**	**1,342,665**
4	**Expenditure**			
	a) Access Charges	60,943	62,660	265,357
	b) License Fee	25,000	27,558	112,037
	c) Employee Cost	22,287	16,739	82,249
	d) Passive Infrastructure Charges	40,608	16,714	93,619
	e) Depreciation and Amortisation	52,943	41,553	184,366
	f) Other Expenses	87,916	68,957	298,495
	Total	**289,697**	**234,181**	**1,036,123**
5	Financial Charges (Net)	24,874	1,095	44,517
6	Amortisation of Compensation under Employee Stock Option Scheme	6,397	-	1,617
7	**Profit before Tax (3 - 4 - 5 - 6)**	**34,938**	**87,693**	**260,408**
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	200	3,963	1,764
9	**Profit after Tax (7 - 8)**	**34,738**	**83,730**	**258,644**
10	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	102,231	103,201
11	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year			2,380,797
12	**Earning per Share (Not annualised)**			
	i) Basic (Rs.)	1.68	4.10	12.60
	ii) Diluted (Rs.)	1.54	3.88	10.21
13	Public Shareholding			
	Number of Shares	699,215,821	679,803,930	699,215,821
	Percentage of Shareholding	33.88%	33.25%	33.88%

SIGNED FOR IDENTIFICATION
BY
B. H. Dhupelia
For B S R & ~~CO.~~ (Registered)
Bhavesh Dhupelia

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Three months ended		Previous year ended
		30-Jun-08	30-Jun-07	31-Mar-08
		Unaudited	Unaudited	Audited
14	**Segment Revenue**			
	a) Wireless	281,654	261,464	1,085,553
	b) Global	96,354	98,885	391,770
	c) Broadband	39,110	25,152	116,522
	d) Others / Unallocated	109	75	1,047
	Total	**417,227**	**385,576**	**1,594,892**
	Less: Inter segment revenue	(61,321)	(62,607)	(252,227)
	Income from Operations	**355,906**	**322,969**	**1,342,665**
15	**Segment Results**			
	Profit / (Loss) before Tax and Financial Charges from each segment			
	a) Wireless	28,352	64,187	195,932
	b) Global	21,244	23,753	91,598
	c) Broadband	12,763	3,222	18,156
	e) Others / Unallocated	3,850	(2,374)	856
	Total	**66,209**	**88,788**	**306,542**
	Less : Financial Charges (Net)	24,874	1,095	44,517
	Less : Amortisation of Compensation under Employee Stock Option Scheme	6,397	-	1,617
16	**Total Profit before Tax**	**34,938**	**87,693**	**260,408**
17	**Capital Employed**			
	(Segment assets - Segment liabilities)			
	a) Wireless	1,626,625	957,081	1,456,822
	b) Global	242,396	281,296	264,822
	c) Broadband	300,634	215,181	278,912
	d) Others / Unallocated	2,352,837	2,398,242	2,512,086
	Total	4,522,492	3,851,800	4,512,642

SIGNED FOR IDENTIFICATION
BY

B.H. Dhupelia

For B S R & CO. (Registered)

Bhavesh Dhupelia

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

NOTES

1 Figures of the previous periods have been regrouped and reclassified, wherever required.

2 The Company is pursuing aggressive capex plans which include significant expansion of the nation-wide wireless network. The Company has funded these initiatives primarily by long-term borrowings in foreign currency and Foreign Currency Convertible Bonds (FCCB's). In compliance with Schedule VI of the Companies Act, 1956, and on the basis of legal advice received by the Company, short-term quarterly fluctuations in foreign exchange rates related to such liabilities and borrowings, related to acquisition of fixed assets, are adjusted in the carrying cost of fixed assets. Had the accounting treatment as per AS 11 been continued to be followed by the Company, the net profit after tax for the quarter ended 30th June, 2008 would have been lower by Rs. 8,125 lakh for realised and Rs. 70,628 lakh for unrealised currency exchange fluctuations. This excludes an amount of Rs. 39,912 lakh on FCCB's for which the Company will not be liable, if FCCB's are converted on or before the due dates i.e. 1st May 2011 and 18th February 2012.

3 Additions to Fixed Assets include Interest of Rs. 3,470 lakh relating to the year ending March 31, 2008.

4 The Company is operating with Wireless, Broadband, Global and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of Accounting Standard 17 "Segment Reporting", issued by the Institute of Chartered Accountants of India.

5 No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 92 complaints were received and all the complaints were resolved.

6 After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 31st July, 2008 and the same are subjected to limited review by the Statutory Auditors of the Company.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st July, 2008.

SIGNED FOR IDENTIFICATION
BY

For B S R & CO. (Registered)
Bhavesh Dhupelia

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

END